FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT
COMPANIES

INSTRUCTIONS FOR USING FORM N-8F

This form may be filed by an investment company ("fund") that is currently registered with the Securities and Exchange Commission under the Investment Company Act of 1940 ("Act"), is seeking to deregister, and is in one of the four categories in Instruction 1 below.

1. To use this form, the fund must be seeking to deregister under one of the following circumstances identified in rule 8f-1 [17 CFR
270.8f-1]:

(a) The fund has (i) sold substantially all of its assets to another registered fund or (ii) merged into or consolidated with another registered fund (Merger");

(b) The fund had distributed substantially all of its assets to its shareholders and has completed, or is in the process of, winding up its affairs ("Liquidation");

(c) The fund qualifies for an exclusion from the definition of "investment company" under section 3(c)(1) or section 3(c )(7) of the Act ("Abandonment of Registration"); or

(d) The fund has become a business development company ("Business
Development Company").

2. If the fund is not eligible to use this form, refer to rule 0-2 under the Act [17 CFR 270.0-2] for general instructions on filing an application with the Commission. Applications for deregistration pursuant to rule 0-2 must be submitted electronically in accordance with rule 101(a)(1)(iv) of Regulation S-T [17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

3. This form and all exhibits must be submitted electronically to the Commission in accordance with rule 1019a)(1)(iv) of Regulation S-T [17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

4. Amendments to this form also must be filed electronically (see
Instruction 3 above), and must include a verification identical to the one that appears at the end of this form.

5. No fee is required to submit this form or any amendments.

6. Funds are reminded of the requirements to timely file a final Form N-SAR with the Commission. See rule 30b1-1 under the Act [17 CFR
270.30b1-1]; Form N-SAR [17 CFR 274.101].

SEC's Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. A fund that wishes to deregister and is in one of the four categories in Instruction 1 may use this form. The principal purpose of the collection of information is to enable the Commission to determine that a registered investment company has ceased to be an investment company as defined by the Act or is a business development company. The Commission estimates that the burden for completing this form will be approximately 3 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. (sub-section)3507. Responses to this collection of information will not be kept confidential.

I. GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for description, see Instruction 1 above)

[X] Merger
[  ] Liquidation
[  ] Abandonment of Registration
 (Note: Abandonments of Registration answer only questions 1 through 15, 24, and 25 of this form and complete verification a the end of the form.)
[  ] Election of status as a Business Development Company
 (Note: Business Developments Companies answer only questions 1 through 10 of this form and complete verification a the end of the form.)

2. Name of fund:  Fidelity Advisor Emerging Asia Fund, Inc.

3. Securities and Exchange Commission File No.: 811-08308

4. Is this an initial form N-8f or an amendment to a previously filed
Form N-8f?
[  ] Initial Application  [X] Amendment

5. Address of Principal Executive office (include No. & Street, city, State, Zip code):
82 Devonshire Street, Boston, MA 02109

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:
Gregory T. Merz, FMR Corp. Legal Department, 82 Devonshire Street, Mailzone F9D, Boston MA 02109, (617) 563-6611

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1,
 .31a-2]:

Fidelity Management & Research Company, 82 Devonshire Street, Boston
MA 02109

State Street Bank and Trust Company, 225 Franklin Street, Boston MA
02110

NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND
PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE
PERIODS SPECIFIED IN THOSE RULES.

8. Classification of fund (check only one):

[X] Management company; or
[  ] Unit investment trust; or
[  ] Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one):

[   ] Open-end    [X] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

Fidelity Management & Research Company, 82 Devonshire Street, Boston
MA 02109
Fidelity International Investment Advisors, Pembroke Hall, 42 Crow Lane, Pembroke, HM19, Bermuda

Fidelity Investments Japan Limited, 19th Floor, Shiroyama JT Mori
Building, 4-3-1 Toranomon Minato-Ku, Tokyo 105, Japan

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

Donaldson, Lufkin & Jenrette Securities Corporation, 140 Broadway, New York, NY 10172
Bear, Stearns & Co., Inc., 245 Park Avenue, New York, NY 10167
Merrill, Lynch & Co., 250 Vesey Street, New York, NY 10281 and
Legg Mason Wood Walker, Incorporated, 100 Light Street, Baltimore, MD
21203

13. If the fund is a unit investment trust ("UIT") provide:

(a) Depositor's name(s) and address(es): N/A

(b) Trustee's name(s) and address(es)  N/A

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)? N/A

[  ] Yes    [  ] No

If yes, for each UIT state:

 Name(s):

 File No.:  811_____

 Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes    [  ] No

 If Yes, state the date on which the board vote took place: July 15,
1998

 If No,  explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes    [  ] No

If Yes, state the date on which the shareholder vote took place:
November 18, 1998

If No, explain:

II. DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes      [  ] No

(a) If Yes, list the date(s) on which the fund made those distributions:

June 15, 1998

(b) Were the distributions made on the basis of net assets?

[X]Yes      [  ] No

(c) Were the distributions made PRO RATA based on share ownership?

[X] Yes     [  ] No

(d) If No, to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e) LIQUIDATIONS ONLY:

Were any distributions to shareholder made in kind?  N/A

[  ] Yes     [  ] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17. CLOSED-END FUNDS ONLY:

Has the fund issued senior securities ?

  [  ] Yes  [X] No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18. Has the fund distributed ALL of its assets to the fund's shareholders?

[X] Yes  [  ] No

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[  ] Yes   [X] No

If yes, describe briefly the plans (if any) for distribution to, or preserving the interests of, those shareholders:

III. ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See Question 18, above)

  [  ] Yes   [X] No

  If Yes,

(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b) Why has the fund retained the remaining assets?

(c) Will the remaining assets be invested in securities?

[  ] Yes   [  ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the funds is a face-amount certificate company), or any other liabilities?

[  ] Yes   [X] No

If yes,

(a) Describe the type and amount of each debt or other liability:

(b) How does the fund intend to pay these outstanding debts or other liabilities?

IV. INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22. (a) List the expenses incurred in connection with the Merger or
Liquidation:

(i) Legal expenses: $110,000

(ii) Accounting expenses: $5,000

(iii) Other expenses (list and identify separately):
$37,000 Proxy solicitation and mailing

$  7,000 Transfer agent conversion

(iv) Total expenses (sum of lines (i) - (iii) above): $159,000

(b) How were those expenses allocated?

All expenses were allocated to the closed-end fund.

(c) Who paid those expenses?

The closed-end fund paid the first $150,000 of expenses. Fidelity Management & Research Company ("FMR") paid all expenses in excess of $150,000.

(d) How did the fund pay for unamortized expenses (if any)?

  FMR paid the unamortized organization expenses of the fund outstanding as of June 15, 1999.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[  ] Yes   [X] No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed.

VI. CONCLUSION OF FUND BUSINESS

24. Is the fund a party to any litigation or administrative proceeding?

[  ] Yes   [X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[  ] Yes   [X] No

If yes, describe the nature and extent of those activities:

V. MERGERS ONLY

26. (a) State the name of the fund surviving the Merger:
  Fidelity Advisor Series VIII: Fidelity Advisor Emerging Asia Fund, an open-end fund.

 (b) State the Investment Company Act file number of the fund surviving the Merger:
811-3855

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed.

 811-08308, Form 14A, October 1, 1998

(d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

 The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Fidelity Advisor Emerging Asia Fund, Inc.,
(ii) he or she is the Secretary of Fidelity Advisor Emerging Asia Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

        /s/Eric D. Roiter
        Eric D. Roiter
        Secretary